Exhibit 3.1

     CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
BROADVISION, INC.

         BroadVision, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

        FIRST: The name of the Corporation is BroadVision, Inc.

        SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 13, 1993.

         THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

         The first paragraph of Article IV shall be amended and restated to read in its entirety as follows:

"IV.

         A.     The total number of shares of all classes of stock which the corporation has the authority to issue is Two Billion Ten Million (2,010,000,000) shares, consisting of two classes: Two Billion (2,000,000,000) shares of Common Stock, $0.0001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value per share."

        FOURTH:     Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, BroadVision, Inc. has caused this Certificate of Amendment of

Certificate of Incorporation to be signed by its Executive Vice President and Chief Financial

Officer and attested to by its Secretary this 28th day of June, 2000.

BROADVISION, INC.

By:/	s/ Randall C. Bolten

Randall C. Bolten, Executive Vice President
And Chief Financial Officer.
ATTEST:

/s/ Scott C. Neely

Scott C. Neely, Secretary